Securities and Exchange Commission
Washington, D.C.  20549

	Schedule 13-G
	Under the Securities Exchange Act of 1934

	United States Lime & Minerals
	Common Stock
	CUSIP Number 911922102

Check the following box if a fee is being paid with this statement. [ ]

CUSIP No. 911922102

1)	Name of reporting person:
Legg Mason, Inc.
Tax Identification No:
52-1200960

2) Check the appropriate box if a member of a group:
a) n/a
b) n/a

3) SEC use only

4) Place of organization:
Baltimore, Maryland

Number of shares beneficially owned by each reporting person with:
5) Sole voting power:
6) Shared voting power:    228,436 shares *
7) Sole dispositive power:
8) Shared dispositive power:  228,436 shares *

9) Aggregate amount beneficially owned by each reporting person:
228,436 shares*

10) Check if the aggregate amount in row (9) excludes certain shares:
n/a

11) Percent of class represented by amount in row (9):
5.75%

12) Type of reporting person:
HC

* Shares are held by Legg Mason Wood Walker having power to dispose thereof.

	Schedule 13-G
	Page 2

Item 1a) Name of issuer:
United States Lime & Minerals
Item 1b) Address of issuer's principal executive offices:
12221 Merit Dr., Suite 500
Dallas, TX 75251
Item 2a) Name of person filing:
Legg Mason, Inc.

Item 2b) Address of principal business office:
100 Light Street
Baltimore, Maryland 21202
Item 2c) Citizenship:
Maryland Corporation
Item 2d) Title of class of securities:
Common Stock
Item 2e) CUSIP number:   911922102
Item 3) If this statement is filed pursuant to Rules 13d-1(b), or
13d-2(b), check 	whether the person filing is a:
(a) [  ] Broker or dealer under Section 15 of the Act.
(b) [  ] Bank as defined in Section 3(a)(6) of the Act.
(c) [  ] Insurance Company as defined in section 3(a)(19) of the
Act.
(d) [  ] Investment Company registered under Section 8 of the
Investment Company 			Act.
(e) [  ] Investment Adviser registered under Section 203 of the
Investment Advisers Act 			of 1940.
(f) [  ] Employee Benefit Plan, Pension Fund which is subject to
ERISA of 1974 or 			Endowment Fund; see 240.13d-1(b)(ii)(F).
(g) [X] Parent holding company, in accordance with 240.13d-
1(b)(ii)(G).
(h) [  ] Group, in accordance with 240.13d-1(b)(1)(ii)(H).

Item 4) Ownership:
(a) Amount beneficially owned:
228,436 shares*
(b) Percent of Class:
5.75%
(c) Number of shares as to which such person has:
(i)   sole power to vote or to direct the vote:

(ii)  shared power to vote or to direct the vote:
		228,436 shares *
(iii) sole power to dispose or to direct the disposition of:

(iv)  shared power to dispose or to direct the disposition of:
				228,436 shares *

* Shares are held by Legg Mason Wood Walker having power to dispose thereof.

	Schedule 13-G
	Page 3



Item 5) Ownership of Five Percent or less of a class:
n/a

Item 6) Ownership of more than Five Percent on behalf of another person:
n/a

Item 7) Identification and classification of the subsidiary which
acquired the 	security being reported on by the parent holding
company:
Legg Mason Wood Walker, Inc., as broker/dealer with discretion

Item 8) Identification and classification of members of the group:
n/a

Item 9) Notice of dissolution of group:
n/a

Item 10) Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 12, 1999
Date

/s/Timothy C. Scheve
Signature

Timothy C. Scheve, Executive Vice President, Legg Mason, Inc.
Name/Title